UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:            333-14044

UNITED BISCUITS FINANCE PLC

(Exact name of registrant as specified in its charter)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom
+44 (0)20 8234 5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

REGENTREALM LIMITED

(Exact name of registrant guarantor as specified in its charter)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom
+44 (0)20 8234 5000

(Address, including zip code, and telephone number, including area code, of registrant guarantor’s principal executive offices)

10 3/4% Sterling-Denominated Senior Subordinated Notes due 2011

10 5/8% Euro-Denominated Senior Subordinated Notes due 2011

Guarantee of 10 3/4% Sterling-Denominated Senior Subordinated Notes due 2011

Guarantee of 10 5/8% Euro-Denominated Senior Subordinated Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	|_|	Rule 12h-3(b)(1)(i)	|_|
Rule 12g-4(a)(1)(ii)	|_|	Rule 12h-3(b)(1)(ii)	|_|
Rule 12g-4(a)(2)(i)	|_|	Rule 12h-3(b)(2)(i)	|_|
Rule 12g-4(a)(2)(ii)	|_|	Rule 12h-3(b)(2)(ii)	|_|
		Rule 15d-6	|X|
Approximate number of holders of record as of the certification or notice date:	190*

__________________

* As of January 2, 2005, the beginning of the most recent fiscal year of the registrants in which this Form 15 relates pursuant to Rule 15d-6 under the Securities Exchange Act of 1934, the 10 3/4% Sterling-Denominated Senior Subordinated Notes due 2011 were held of record by 80 holders and the 10 5/8% Euro-Denominated Senior Subordinated Notes due 2011 were held of record by 110 holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, United Biscuits Finance plc and Regentrealm Limited have caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.

DATE:August 15, 2005	UNITED BISCUITS FINANCE PLC By: / s/ Malcolm Ritchie Name: Malcolm Ritchie Title: Chief Executive Officer
DATE: August 15, 2005	REGENTREALM LIMITED By: / s/ Malcolm Ritchie Name: Malcolm Ritchie Title: Chief Executive Officer